Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2024

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company’s share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company’s environmental, social, and corporate governance strategy.
Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: the Company’s expectations of future performance, including gold and silver production and planned work programs; present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuating prices and availability of commodities; price inflation of goods and services; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company’s share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly Mexican peso ("MXN"), Canadian dollar ("CAD"), and United States dollar("USD")); risks associated with taxation in multiple jurisdictions; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company’s expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
The Company’s forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to update or

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.
Qualified Person
Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a Qualified Person for the purpose of NI 43-101.

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand SilverCrest Metals Inc. (“SilverCrest”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three month period ended March 31, 2024, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three months ended March 31, 2024.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2023 (the “2023 Annual Financial Statements”), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.silvercrestmetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (For avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), AgEq (silver equivalent), oz (ounces), koz (kilo-ounces), gpt (grams per tonne), kt (kilotonne), km (kilometres) and tpd (tonnes per day).
The AgEq ratio used in this MD&A is based on the gold to silver ratio of 79.51:1 from the technical report titled “Las Chispas Operation Technical Report” dated September 5, 2023 with an effective date of July 19, 2023 (the “2023 Technical Report”).
The effective date of this MD&A is May 14, 2024.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Las Chispas mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Non-GAAP Financial Measures” for a detailed description, and a reconciliation to the most comparable GAAP measure, of the following measures used in this MD&A:
•Average realized gold and silver price
•Sustaining and non-sustaining capital expenditures
•Free cash flow & Free cash flow per share (basic)
•Working capital
•Operating cash flow before change in working capital & Operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Treasury assets
•Cash costs
•All-in sustaining costs ("AISC")

2. Description of Business
SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC. The Company's principal focus is operating its Las Chispas silver and gold operation ("Las Chispas" or the "Las Chispas Operation" or the "Las Chispas Mine"). SilverCrest has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: SIL) and on the NYSE-American (Symbol: SILV).

SILVERCREST METALS INC.	5

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

3. Highlights
The following highlights refer to free cash flow, cash costs, AISC, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.
Q1, 2024
•Recovered 14,719 ounces (“oz”) gold (“Au”) and 1.4 million oz silver (“Ag”), or 2.6 million oz silver equivalent (“AgEq”).
•Sold 15,000 oz Au and 1.4 million oz Ag (2.6 million oz AgEq) at average realized prices of $2,062/oz Au and $23.37/oz Ag.
•Revenue of $63.6 million and cost of sales of $26.2 million.
•Mine operating earnings of $37.5 million (59% operating margin), exceeded the $36.9 million generated in Q4, 2023.
•Net earnings of $33.9 million or basic earnings of $0.23 per share.
•Cash costs of $7.09 per oz AgEq sold and AISC of $12.90 per oz AgEq sold.
•Operating cash outflow of $1.1 million and operating cash flow before changes in working capital of $17.6 million or $0.12 per share, after payment of 2023 taxes and duties which totaled $26.2 million.
•Free cash flow was negative $11.4 million or $0.08 per share for the quarter, due largely to the payment of 2023 taxes and duties and a $7.5 million prepayment for mining services.
•Reported retained earnings of $21.5 million on the Company’s balance sheet at the end of the quarter, achieving this milestone in only the sixth quarter since commercial production was declared.
•Ended the quarter with treasury assets totaling $91.1 million ($71.1 million cash and $20.0 million in bullion) and no debt outstanding.

4. Environmental, Social, and Governance ("ESG")
In Q1, 2024 installation of two kilometres of pipeline for water conduction for agricultural use in the community was initiated as part of the Company’s ongoing commitment to water stewardship.
Also in the quarter, work continued to advance efforts to integrate renewable solar power at Las Chispas. This program is expected to be underway through 2024 with a target to begin implementation of a solar installation in 2025. The benefits of this program are expected to include cost savings and a reduction in GHG emissions.

SILVERCREST METALS INC.	6

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

5. Operating Performance
The following operating performance refers to operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in section "8. Non-GAAP Financial Measures" of this MD&A.

OPERATIONAL	Unit	Q1, 2024	Q1, 2023
Ore mined	tonnes	85,737	63,600
Underground development	km	4.2	2.8
Ore milled(1)	tonnes	93,373	104,400
Average daily mill throughput	tpd	1,026	1,160

Gold
Average grade	gpt	4.97	4.06
Recovery	%	98.6%	97.5%
Recovered	oz	14,719	13,300
Sold	oz	15,000	14,200

Silver
Average grade	gpt	479	419
Recovery	%	98.0%	91.9%
Recovered	million oz	1.41	1.29
Sold	million oz	1.40	1.36

Silver equivalent(2)
Average grade	gpt	874	742
Recovery	%	98.3%	94.4%
Recovered	million oz	2.58	2.35
Sold	million oz	2.59	2.49

FINANCIAL	Unit	Q1, 2024	Q1, 2023
Revenue	$ millions	$63.6	$58.0
Cost of sales	$ millions	$(26.2)	$(22.4)
Mine operating earnings	$ millions	$37.5	$35.6
Earnings for the period	$ millions	$33.9	$27.2
Earnings per share (basic)	$/share	$0.23	$0.18
Operating cash flow	$ millions	$(1.1)	$26.6
Operating cash flow (basic)	$/share	$(0.01)	$0.18
Free cash flow	$ millions	$(11.4)	$19.0
Free cash flow (basic)	$/share	$(0.08)	$0.13
Cash costs(2)	$/oz AgEq	$7.09	$7.36
AISC(2)	$/oz AgEq	$12.90	$10.90
	Unit	March 31, 2024	December 31, 2023
Cash and cash equivalents	$ millions	$71.1	$86.0
Bullion	$ millions	$20.0	$19.2
Treasury assets	$ millions	$91.1	$105.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)Q1, 2023 Figures have been recast to align with the current period’s presentation as follows: 1. Silver equivalent ounces sold have been adjusted to reflect a ratio of 79.51:1, used in the 2023 Technical Report, from the previous 86.9:1, and 2. Cash costs increased by $2.1 million from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

SILVERCREST METALS INC.	7

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Underground
In the quarter a total of 85,737 tonnes were mined from the underground. Mining rates in Q1, 2024 averaged 942 tpd, a 10% increase from Q4, 2023. Ramp-up of the underground is planned to continue through 2024 with a target to exit the year at over 1,050 tpd. Key performance indicators which track the quality of mining, such as ore loss and mining dilution, continued to track to or better than plan.
The mobilization of the new underground mining contractor is largely on pace and continuing to progress, with good collaboration and coordination between the new and outgoing contractors contributing to the strong underground mining rates in the quarter. Mobilization of our new contractor is expected to continue through Q3, 2024.
In the quarter, the Company completed 4.2 km of horizontal and vertical underground development. Development rates and costs were inline with expectations.
Processing Plant
Average daily mill throughput was 1,026 tpd in Q1, 2024, a decrease from previous quarters due to planned maintenance that was completed ahead of schedule. Process plant availability returned to 92% in March 2024, which is in the range of planned availability.
Average processed grades of 4.97 gpt Au and 479 gpt Ag, or 874 gpt AgEq marked a record for silver equivalent processed grades. These higher grades were strategically planned to offset the planned downtime in Q1, 2024, facilitated by sizable surface stockpiles and a flexible mine plan. Process grades are expected to moderate in Q2, 2024 as processing plant rates increase to be more inline with the expected average rate for the remainder of 2024 of 1,200 tpd.
Average process recoveries in Q1, 2024 were 98.6% Au and 98.0% Ag, or 98.3% AgEq, setting another record for the plant. These higher recoveries benefited from consistent and higher grade feed.
Sustaining Capital
Sustaining capital totaled $10.2 million in Q1, 2024 which consisted largely of the costs attributed to underground development and infrastructure. Expenditures in the quarter were lower than planned due to the timing of some payments and delay in execution of some surface infrastructure projects which are expected to be made in Q2, 2024. The delay in sustaining capital spending is not expected to impact production, with 2024 sustaining capital still expected to be in the range of $40.0 to $44.0 million.
Costs
During the quarter, cash costs averaged $7.09 per oz AgEq sold. Cash costs were below the 2024 guidance range of $9.50 to $10.00 per oz AgEq sold, mainly due to lower volume processed, higher grades, and lower maintenance costs. Cash costs are expected to increase over the balance of the year to align with 2024 full year guidance.
AISC averaged $12.90 per oz AgEq sold in Q1, 2024, lower than expected due primarily to a combination of lower cash costs and sustaining capital costs. It is anticipated that AISC will increase in Q2, 2024, with 2024 annual AISC guidance of $15.00 to $15.90 per oz AgEq sold reiterated.
Exploration
Beginning in H2, 2023 through Q1, 2024, a combination of infill (75%) and expansion (25%) drilling (161 holes totaling 34,384 metres) was completed to test Inferred resources that were identified as high priority for potential conversion to Indicated resources in the 2023 Technical Report. Approximately 10 million oz AgEq were targeted for potential conversion to Indicated resources in proximity to existing or planned underground development.
Drilling targeted the Babicanora Area where seven veins were tested. Drill results confirmed mineral continuity in these targets, with results in general verifying the grades and thicknesses of the targeted Inferred resource proximal to underground infrastructure as presented in the 2023 Technical Report. Opportunities for further expansion of mineralization were identified in the Babicanora Norte Splay 3 vein (“BAN Splay 3”) and Babicanora Sur vein ("BAS") where drilling extended the mineralized footprint down dip and to the southeast of BAN Splay 3 and to the northwest of BAS beyond the initial area of the targeted Inferred resources. These results are being compiled and assessed for the potential conversion to Indicated resources for reserve consideration.
Drill intercept highlights from 161 drillholes are presented in the following tables. All grades are reported as uncapped and undiluted based on a 150 gpt AgEq cut-off grade. This cut-off grade is used to evaluate exploration targets in the initial

SILVERCREST METALS INC.	8

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
stages of work and may differ from the cut-off grade used for future resource and reserve estimations. Please refer to the 2023 Technical Report for resource and reserve cutoff grades used with respect to vein thicknesses.

Babicanora Sur (BAS) Infill and Expansion Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
BAS-23-233	109.8	110.4	0.6	0.5	7.55	197.0	797
BAS-23-234	120.8	122.5	1.7	1.4	9.07	295.6	1,017
Includes	121.5	122.5	1.0	0.8	8.80	415.0	1,115
BAS-23-243	265.2	265.7	0.5	0.4	0.73	105.0	163
BAS-23-244	249.2	254.8	5.6	4.5	5.83	605.0	1,068
Includes	249.2	249.7	0.5	0.4	29.70	3,400.0	5,761
Includes	254.3	254.8	0.5	0.4	26.10	2,540.0	4,615
BAS-23-245	248.4	249.0	0.5	0.4	1.24	113.0	212
BAS-23-247	250.1	250.9	0.8	0.6	1.04	91.0	174
BAS-23-249	275.5	276.0	0.5	0.4	11.80	1,540.0	2,478
BAS-23-250	245.2	245.8	0.5	0.4	1.98	59.9	217
BAS-23-251	281.5	284.6	3.1	2.5	7.22	517.0	1,091
Includes	284.0	284.6	0.6	0.5	28.00	2,070.0	4,296
BAS-23-252	273.8	274.3	0.5	0.4	1.60	179.0	306
BAS-23-253	129.0	135.0	6.0	4.8	1.86	47.2	195
BAS-23-256	95.5	96.0	0.5	0.4	3.97	173.0	489
BAS-24-263	276.5	277.3	0.8	0.6	1.37	100.0	209
BAS-24-265	298.0	298.9	0.8	0.6	0.96	103.0	179
BAS-24-266	288.1	288.8	0.7	0.6	1.35	158.0	265
BAS-24-267	212.0	212.9	0.9	0.7	5.86	588.0	1,054
BAS-24-268	192.1	192.6	0.5	0.4	1.67	66.0	199
Weighted Average			1.5	1.2	4.35	323.0	669

Babicanora Sur Footwall (BAS FW) Infill Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
BAS-23-243	316.4	316.9	0.5	0.4	12.15	1,025.0	1,991
BAS-23-247	300.0	301.1	1.1	0.9	0.65	138.9	191
BAS-23-255	244.6	245.2	0.6	0.5	4.34	243.0	588
Weighted Average			0.7	0.6	4.27	370.4	710

SILVERCREST METALS INC.	9

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Babicanora Norte Splay 3 (BAN Splay 3) Infill and Expansion Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
UBN-23-26	133.8	134.6	0.8	0.6	0.75	115.0	175
UBN-23-28	188.9	191.0	2.1	1.7	2.87	384.0	612
Includes	189.4	189.9	0.5	0.4	5.74	687.0	1,143
UBN-23-29	205.3	205.8	0.6	0.4	6.79	854.0	1,394
UBN-23-31	195.9	196.5	0.6	0.4	15.15	1,575.0	2,780
UBN-23-32	199.7	200.2	0.5	0.4	37.70	4,250.0	7,248
UBN-23-33	180.7	181.3	0.7	0.5	2.90	377.0	608
UBN-23-37	201.5	202.7	1.2	0.9	46.35	3,394.6	7,080
Includes	202.1	202.7	0.6	0.4	98.30	7,040.0	14,856
UBN-23-39	215.6	216.1	0.5	0.4	0.85	150.0	218
UBN-23-40	235.8	236.3	0.5	0.4	9.42	1,025.0	1,774
UBN-24-42	235.0	235.5	0.5	0.4	20.70	2,630.0	4,276
UBN-24-44	200.9	201.4	0.5	0.4	0.79	151.0	214
Weighted Average			0.8	0.6	13.24	1,274.1	2,326

Babicanora Norte Northwest (BAN NW) Infill Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
BAN-23-448	182.4	183.1	0.7	0.6	3.11	429.0	676
BAN-24-463	93.7	94.2	0.5	0.4	2.24	280.0	458
BAN-24-466	91.4	91.9	0.5	0.4	11.80	921.0	1,859
BAN-24-467	92.7	93.3	0.5	0.4	2.43	384.0	577
Weighted Average			0.6	0.5	4.79	500.7	882

Babi Vista Footwall (BAV FW) Infill Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
UBV-23-68	91.2	91.7	0.5	0.4	39.40	7,750.0	10,883
UBV-23-69	143.6	144.1	0.5	0.4	0.85	123.0	191
UBV-23-76	131.9	132.4	0.5	0.4	29.90	2,100.0	4,477
Weighted Average			0.5	0.4	23.41	3,272.1	5,133

SILVERCREST METALS INC.	10

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

El Muerto Splay (EM Splay) Infill Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
EM-23-142	343.9	344.4	0.5	0.4	8.33	538.0	1,200
EM-23-145	327.0	327.5	0.5	0.4	8.19	1,205.0	1,856
EM-23-148	365.9	366.4	0.5	0.4	13.85	983.0	2,084
EM-23-150	353.2	353.8	0.6	0.5	1.84	137.0	283
Weighted Average			0.5	0.4	7.85	703.4	1,327

Encinitas Infill Drilling
Hole ID	From	To	Drilled	Approx.	Au gpt	Ag gpt	AgEq gpt*
			Intercept	True
			(m)	Thickness
				(m)
BAS-23-232	149.4	150.5	1.1	0.8	3.07	2.4	246
BAS-23-240	151.6	152.1	0.5	0.4	2.14	10.1	180
BAS-23-248	165.1	165.9	0.8	0.6	6.56	4.3	526
BAS-23-255	33.0	34.8	1.8	1.4	2.56	8.1	212
BAS-23-257	208.2	208.8	0.6	0.5	1.37	48.8	158
BAS-24-258	262.2	262.7	0.5	0.4	4.29	228.0	569
BAS-24-259	184.4	185.4	1.0	0.8	3.09	86.2	332
BAS-24-261	181.6	182.2	0.6	0.5	81.70	52.0	6,548
BAS-24-266	151.4	152.5	1.1	0.9	3.27	90.1	350
EN-23-09	148.1	148.6	0.5	0.4	3.36	17.6	285
EN-23-10	148.5	149.0	0.5	0.4	2.47	14.6	211
EN-23-15	165.2	165.9	0.7	0.6	5.93	68.1	540
Weighted Average			0.8	0.6	8.25	47.6	704
* AgEq has been determined using an Ag:Au ratio of 79.51:1, as calculated based on long-term gold and silver prices of $1,650/oz Au and $21.00/oz Ag, metallurgical recovery values of 98% Au/97% Ag, and assuming applicable smelter charge and royalty of 0.5% for both gold and silver.
2024 Las Chispas and Regional Exploration Program
With the majority of the Las Chispas high priority Inferred resources now drill tested, exploration efforts will return to earlier stage targeting at Las Chispas and regionally.
The Company’s strong regional geological knowledge and expertise is being applied to identify potential nearby satellite deposits which could eventually contribute additional feed to the Las Chispas plant. Throughout 2023 a regional evaluation program was carried out to identify priority opportunities. In 2024, a number of targets, including Picacho, have been chosen for further work including mapping, sampling, and drilling.
The 2024 exploration budget of $12.0 to $14.0 million is inclusive of this regional work.

SILVERCREST METALS INC.	11

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

6. Financial Performance
Net earnings
During the three months ended March 31, 2024, net earnings were $33.9 million, compared to net earnings of $27.2 million for the three months ended March 31, 2023. Net earnings in both Q1, 2024 and Q1, 2023 benefited from relatively low effective tax rates, well below anticipated long term tax rates which are expected to approximate statutory corporate tax rates. The effective tax rate for Q1, 2024 was 5%.

The following table summarizes the Q1, 2024 vs Q1, 2023 differences in net earnings:

	Three months	Note
Net earnings, period ended March 31, 2023	$27,165
Increased revenue	5,663	1
Increased production costs and government royalties	(61)
Increased depreciation	(3,731)
Increased cost of sales	$(3,792)	2
Increased mine operating earnings	$1,871
Increased other income	1,350	3
Decreased interest and finance expense	1,054	4
Increased interest income	866
Increased general and administrative expenses	(1,162)	5
Decreased foreign exchange gains	(753)
Other	3,473
Net earnings, period ended March 31, 2024	$33,864
1)Revenue
Q1, 2024 vs Q1, 2023
During Q1, 2024, the Company sold a total of 15,000 oz Au and 1.4 million oz Ag at average realized prices of $2,062/oz Au and $23.37/oz Ag, generating revenue of $63.6 million. During Q1, 2023, the Company sold a total of 14,200 oz Au and 1.4 million oz Ag at average realized prices of $1,879/oz Au and $23.00/oz Ag, generating revenue of $58.0 million. The Q1, 2024 increase in revenue was thus driven by higher Au and Ag prices and higher quantities sold.
The following table reflects quarterly realized metal prices and quantities sold:

	Realized Metal Prices ($ per oz)		Quantities of Metal Sold (oz)
	Three months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Gold	$2,062	$1,879	15,000	14,200
Silver	$23.37	$23.00	1,400,000	1,361,000
2)Cost of sales
Q1, 2024 vs Q1, 2023
Cost of sales of $26.2 million in Q1, 2024 was $3.8 million higher than $22.4 million in Q1, 2023, which was largely due to an increase in depreciation resulting from sustaining capital invested in mine development over the remainder of 2023 and Q1, 2024. Production costs in Q1, 2024 were largely consistent with Q1, 2023.
3)Other income
Q1, 2024 vs Q1, 2023
The Company had other income of $1.4 million in Q1, 2024 with no amount recorded in Q1, 2023, which was primarily the result of $0.8 million in gains on bullion holdings driven by increased precious metal prices and $0.5 million in gains on derivative currency positions, which benefited from an appreciating Mexican peso.

SILVERCREST METALS INC.	12

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
4)Interest and finance expense
Q1, 2024 vs Q1, 2023
Interest and finance expense in Q1, 2024 amounted to $0.3 million, reflecting a decrease of $1.1 million from the $1.4 million expense recorded in Q1, 2023. This reduction can be attributed to the absence of any outstanding debt in the current quarter. By contrast, during Q1, 2023, the Company incurred interest expense on its $50 million Term Facility, with half of the Term Facility being repaid within that period.
5)General and administrative ("G&A") expenses
Q1, 2024 vs Q1, 2023
G&A expense of $4.7 million in Q1, 2024 was $1.2 million higher than $3.5 million recorded in Q1, 2023 largely due to increased professional fees and share-based compensation, which is sensitive to share price performance.
Statement of Cash Flows
1)Operating activities
Q1, 2024 vs Q1, 2023
Cash flows used in operations in Q1, 2024 totaled $1.1 million, a $27.7 million quarter-over-quarter decrease relative to the $26.6 million generated in Q1, 2023. The decrease was primarily driven by income tax payments of $26.2 million made in Q1, 2024. Q1, 2024 saw an additional $10.2 million used by changes in working capital, largely from increased prepaid expenses driven by a $7.5 million prepayment for mining services, and trade and other receivables, which was partially offset by increased cash mine operating earnings.
2)Investing activities
Q1, 2024 vs Q1, 2023
Investing activities utilized $14.6 million of cash in Q1, 2024, comprised mostly of $14.8 million spent on mineral property, plant and equipment ("MPPE") additions for mine development and equipment purchases. In Q1, 2023, investing activities used $9.7 million, including $7.9 million in MPPE additions and $1.8 million for bullion purchases.
3)Financing activities
Q1, 2024 vs Q1, 2023
Financing activities in Q1, 2024 generated $0.6 million of cash from the exercise of stock options. In Q1, 2023, $24.9 million was used in financing activities, due primarily to a $25.0 million repayment of the Term Facility in the quarter.

7. Liquidity and Capital Position

Liquidity and Capital Measures	Mar 31, 2024	Dec 31, 2023	Change
Cash and cash equivalents	$71,085	$85,964	$(14,879)
Bullion	$20,039	$19,191	$848
Treasury assets(1)	$91,124	$105,155	$(14,031)
Working capital(2)	$148,278	$126,760	$21,518
(1)Treasury assets is a non-GAAP measure. Please refer to "8. Non-GAAP Financial Measures" section of the MD&A.
(2)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "8. Non-GAAP Financial Measures" section of the MD&A.
Management believes the Company has sufficient financial resources, including access to the undrawn $70 million revolving facility (the "Revolving Facility"), to cover its business for a period greater than 12 months, including capital expenditures, and meeting working capital requirements.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
The impact of inflation on the Company’s financial position, operating performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company’s control. The

SILVERCREST METALS INC.	13

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Company attempts to mitigate inflationary risks through various strategies including, but not limited to, continuous balance sheet management in which the Company invests in assets in an attempt to generate a rate of return. As of March 31, 2024, the Company held bullion with a fair value of $20.0 million, (comprised of 2,784 gold ounces and 565,319 silver ounces). The cost basis of the bullion held as of March 31, 2024 was $18.7 million. The Company has strategically diversified its treasury assets into bullion to mitigate the effects of inflation on its cash reserves.
During the quarter ended March 31, 2024, the Company's working capital increased by $21.5 million, inclusive of a $14.0 million decreased in Treasury assets. The working capital increase is mainly due to the decrease in tax liabilities, from the income tax payment made in Q1, 2024. The payments for mineral properties, plant and equipment contributed to the decrease in the treasury assets.
Outstanding Share and Option Amounts
As at March 31, 2024, the Company had approximately 4.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $4.54 to CAD $12.63 and a weighted average life of 2.3 years. Approximately 3.1 million of the stock options were vested and exercisable at March 31, 2024, with an average weighted exercise price of CAD $9.28 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 14, 2024
Common Shares	147,260,572
Options(1)	4,334,500
151,595,072
(1)Each option is convertible or exchangeable into one common share of the Company.

8. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended March 31,
	2024	2023
Gold revenue	30,923	26,676
Gold ounces sold during the period	15,000	14,200
Average realized gold price (per oz sold)	$2,062	$1,879

Silver revenue	32,723	31,307
Silver ounces sold during the period	1,400,000	1,361,000
Average realized silver price (per oz sold)	$23.37	$23.00

SILVERCREST METALS INC.	14

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended March 31,
	2024	2023
Payments for mineral properties, plant and equipment	$14,804	$7,930
Payments for equipment leases	11	43
Total capital expenditures	14,815	7,973
Less: Non-sustaining capital expenditures	(4,586)	(320)
Sustaining capital expenditures	$10,229	$7,653
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure.

	Three months ended March 31,
	2024	2023
Operating cash flow	$(1,121)	$26,617
Less: sustaining capital expenditures	(10,229)	(7,653)
Free cash flow	$(11,350)	$18,964
Free cash flow per share (basic)	$(0.08)	$0.13
Weighted average shares outstanding (basic)	146,954	147,200
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended March 31,
	2024	2023(1)
Operating cash flow	$(1,121)	$26,617
Less: change in working capital	18,735	8,544
Operating cash flow before change in working capital	$17,614	$35,161
Operating cash flow per share (basic)	$(0.01)	$0.18
Operating cash flow before change in working capital per share (basic)	$0.12	$0.24
Weighted average shares outstanding (basic)	146,954	147,200
(1)Q1, 2023 operating cash flow has been adjusted to include $1.1 million in interest paid and $0.7 million in interest received which was previously presented in financing and investing activities, respectively.

SILVERCREST METALS INC.	15

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	March 31 2024	December 31 2023
Cash and cash equivalents	$71,085	$85,964
Bullion	20,039	19,191
Treasury assets	$91,124	$105,155
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended March 31,
	2024	2023
Production costs	$18,203	$18,038
Government royalties	190	294
Total cash costs	18,393	18,332
General and administrative expenses	4,695	3,533
Reclamation accretion expense	136	107
Sustaining capital expenditures	10,229	5,181
Total AISC	$33,453	$27,153
Silver equivalent ounces sold (koz)	2,593	2,490
Cash costs (per AgEq sold)(1)	$7.09	$7.36
AISC (per AgEq sold)(1)	$12.90	$10.90
(1)Q1, 2023 Figures have been recast to align with the current period’s presentation as follows: 1. Silver equivalent ounces sold have been adjusted to reflect a ratio of 79.51:1, used in the 2023 Technical Report, from the previous 86.9:1, and 2. Cash costs increased by $2.1 million from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

9. Review of Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the commissioning of the Las Chispas plant during Q2, 2022 with revenue, production costs and depreciation recognized starting in Q3, 2022. Additionally, the Company's net income was impacted by foreign exchange gains and losses on foreign denominated cash and cash equivalents and VAT receivables.

	Quarter Ended
	Q1, 2024	Q4, 2023	Q3, 2023	Q2, 2023
Revenue	$63,646	$61,320	$63,828	$61,999
Mine operating earnings	$37,477	$36,947	$37,460	$38,293
Earnings for the period	$33,864	$35,917	$29,936	$23,702
Earnings per common share - basic	$0.23	$0.24	$0.20	$0.16
Earnings per common share - diluted	$0.23	$0.24	$0.20	$0.16

SILVERCREST METALS INC.	16

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

	Quarter Ended
	Q1, 2023	Q4, 2022	Q3, 2022	Q2, 2022
Revenue	$57,983	$40,791	$2,719	$-
Mine operating earnings	$35,606	$26,496	$1,924	$-
Earnings for the period	$27,165	$5,231	$25,212	$9,605
Earnings per common share - basic	$0.18	$0.03	$0.17	$0.07
Earnings per common share - diluted	$0.18	$0.04	$0.17	$0.06

10. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation.

11. Risks and Uncertainties
The Company is exposed to many risks in conducting its business, including but not limited to: financial instrument risks being: liquidity risk, price risk, credit risk, currency risk, and interest rate risk. Other risks include mineral project risk, income tax risk, and health crisis risk. These risks are described below.
Financial Instrument Risk
The Company is exposed to financial risks, including credit risk, liquidity risk, price risk, interest rate risk, and currency risk. The Company's exposures and management of each of those risks is described in the 2023 Annual Financial Statements under Note 8 "Financial Instruments".
1)Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Further, credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has not recognized any expected credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
2)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We manage liquidity risk through the ongoing monitoring of projected and actual cash flows. Our reporting, planning, and budgeting procedures play a crucial role in assessing the funds necessary to sustain both our regular operational needs, expansion and exploration initiatives. We consistently scrutinize both capital and operating expenses, actively seeking opportunities to reduce and limit non-essential expenditures. The Company also ensures its cash and cash equivalents are held with high quality financial institutions and available on demand. The Company also has access to its $70 million Revolving Credit Facility which remains undrawn at March 31, 2024.
3)Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by changes in local currencies relative to the USD.
In order to mitigate its exposure to currency risk, the Company has entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at March

SILVERCREST METALS INC.	17

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
31, 2024 totaled $34 million, with maturities from April 2024 until January 2025 and exchange rates between 17.06 and 17.74. The positive mark-to-market on open contracts at March 31, 2024 was $0.5 million.
4)Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates which will impact the yield generated on cash and cash equivalent balances and the interest rates paid on any drawn portion of the Company's Revolving Credit Facility, as noted in the MD&A section "7. Liquidity and Capital Position".
5)Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.
Mineral Project Risk
The Company is exposed to risk factors inherent in operating a precious metals mine. The commercial viability of these operations hinges on various elements, including mining and processing costs, deposit characteristics such as size, grade, and infrastructure accessibility, as well as the cyclical nature of metal prices and governmental regulations. Factors such as flooding, permit issues, infrastructure failures, and community-related concerns also pose threats to our mining operation. While the precise impact of these factors is uncertain, their convergence could render the mine economically unfeasible, potentially leading to closure.
Income Tax and VAT Risk
In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. VAT, income tax provisions and income tax filing positions (together "Tax") require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings and other material transactions. While the Company's management believes that the provision for Taxes is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, Tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.
The introduction of new Tax laws, Tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing Tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an decrease or increase in the Company's Taxes receivables or payables, respectively, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new Tax laws, tax reforms, regulations or rules will not be enacted or that existing Tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.
Health Crises Risk
Global markets, including the mining industry, have faced adverse impacts from emerging infectious diseases, notably the recent COVID-19 pandemic. A significant resurgence or continued outbreaks of COVID-19 or other health pandemics could trigger a widespread crisis, leading to economic downturns affecting many countries. Such volatility in global economic conditions could adversely affect commodity prices, demand for metals, credit availability, investor confidence, and overall financial market liquidity, thereby impacting the Company's business operations and the market value of its securities. Moreover, inadequate responses to infectious diseases or government-imposed restrictions may disrupt mining operations, leading to labor shortages, supply chain disruptions, and regulatory challenges. Given the uncertainties surrounding the geographic spread and duration of outbreaks, the Company cannot accurately predict the extent of the impact on its operations or financial results.

SILVERCREST METALS INC.	18

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Given that the Company operates internationally, determining how the Company may be impacted or when operations may return to normal is complex. Any new outbreaks or the persistence of existing ones present substantial risks to the Company's business and operational performance. Hence, continuous monitoring of global health situations and implementing responsive measures are crucial for mitigating potential adverse effects.
Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's AIF for other risks affecting or that could potentially affect the Company.
Macroeconomic Risk
Global financial markets have experienced extreme volatility as a result of the recent COVID-19 pandemic and current geopolitical conflicts. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by financial markets. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company. Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.
Bullion Risk
The Company has strategically allocated funds into physical gold and silver bullion, aiming to establish a stable store of value to counteract the effects of inflation on its cash reserves. These bullion holdings are recorded at fair value, with any resulting gains or losses reflected in the Consolidated Statement of Earnings. Due to the inherent volatility in precious metal prices, there is no guarantee that these bullion investments will effectively shield against inflation. In fact, fluctuations in market prices may lead to potential mark-to-market losses.

12. Material Accounting Policies, Standards and Judgements
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three months ended March 31, 2023:

Amount
Interest paid(1)	(1,077)
Interest received(2)	721
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.
The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024, are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a

SILVERCREST METALS INC.	19

Management Discussion and Analysis
For the three months ended March 31, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

13. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

SILVERCREST METALS INC.	20